CROSSHAIR EXPLORATION & MINING CORP.

UNAUDITED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For The Six Months Ended

OCTOBER 31, 2006 and 2005

CROSSHAIR EXPLORATION & MINING CORP.
BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

	October 31,	April 30,
	2006	2006

ASSETS

Current
Cash and cash equivalents	$9,586,737	$13,947,976
Receivables	504,117	229,327
Due from related parties (Note 7)	-	4,167
Prepaid expenses	227,621	138,792
Exploration advances (Note 4E)	103,255	-

	10,421,730	14,320,262

Equipment (Note 3)	131,653	126,369
Mineral properties (Note 4)	9,509,304	3,919,761

	$20,062,687	$18,366,392

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,059,171	$212,220
Due to Rubicon (Note 4A)	39,545	-
Due to related parties (Note 7)	7,157	14,221

	1,105,873	226,441
Shareholders' equity
Capital stock (Note 5)
Authorized
Unlimited number of common shares without par value
Issued
60,726,172 (April 30, 2006 – 58,356,045) common shares	31,244,297	29,135,054
Contributed surplus (Note 5)	2,228,720	1,188,003
Deficit	(14,516,203)	(12,183,106)

	18,956,814	18,139,951

	$20,062,687	$18,366,392

Nature and continuance of operations (Note 1)
Subsequent events (Note 10)

On behalf of the Board:

“Mark J. Morabito”	Director	“Geir Liland”	Director
Mark J. Morabito		Geir Liland

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months ended		For the six months ended
	October 31,		October 31,

	2006	2005	2006	2005

EXPENSES
Amortization	$8,071	$130	$15,432	$261
Audit and accounting	21,128	32,796	21,128	55,334
Consulting	36,913	52,583	110,088	115,225
Directors fees (Note 7)	12,000	11,000	24,000	27,000
Insurance	9,321	-	16,246	-
Investor relations	57,556	20,049	78,487	46,425
Legal (Note 7)	58,197	25,874	113,574	79,797
Management fees (Note 7)	11,000	56,250	20,000	112,500
Miscellaneous property investigations	-	27,317	-	53,873
Office and miscellaneous	164,643	53,145	274,595	90,221
Rent	20,992	10,938	41,985	21,830
Stock-based compensation (Note 5)	698,465	16,182	1,294,326	84,905
Transfer agent and filing fees	14,043	10,605	19,090	14,667
Travel	58,280	28,582	102,523	70,765
Wages and salaries	270,596	-	435,363	-
	(1,441,205)	(345,451)	(2,566,837)	(772,803)

OTHER ITEMS
Management income (Note 7)	7,000	3,000	10,000	6,000
Interest income	109,213	36,284	223,740	36,754
Write-off of mineral properties (Note 4)	-	(1,258,618)	-	(1,322,393)
	116,213	(1,219,334)	233,740	(1,279,639)

Loss for the period	(1,324,992)	(1,564,785)	(2,333,097)	(2,052,442)

Deficit, beginning of period	(13,191,211)	(10,495,290)	(12,183,106)	(10,007,633)

Deficit, end of period	$(14,516,203)	$(12,060,075)	$(14,516,203)	$(12,060,075)

Basic and diluted loss per common share	$(0.02)	$(0.04)	$(0.04)	$(0.05)

Weighted average number of common	59,906,742	38,416,628	59,266,276	38,006,247
shares outstanding

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months ended		For the six months ended
	October 31,		October 31,

	2006	2005	2006	2005

CASH FLOWS FROM OPERATING
ACTIVITIES
Loss for the period	$(1,324,992)	$(1,564,785)	$(2,333,097)	$(2,052,442)
Items not affecting cash:
Amortization	8,071	130	15,432	261
Stock-based compensation	698,465	16,182	1,294,326	84,905
Write-off of mineral properties	-	1,258,618	-	1,322,393

Changes in non-cash working capital items:
Receivables	(183,189)	(202,249)	(274,790)	(260,371)
Prepaid expenses	34,462	138	(88,829)	(1,846)
Exploration advance	70,294	-	(63,710)	-
Accounts payable and accrued liabilities	(89,916)	190,618	(45,078)	22,291
Due from related parties	4,167	(15,710)	4,167	(18,920)
Due to related parties	(18,334)	21,382	(7,064)	18,875

Net cash used in operating activities	(800,972)	(295,676)	(1,498,643)	(884,854)

CASH FLOWS FROM INVESTING
ACTIVITIES
Mineral properties	(3,014,626)	(775,772)	(4,476,114)	(1,182,730)
Acquisition of equipment	(15,769)	-	(20,716)	-

Net cash used in investing activities	(3,030,395)	(775,772)	(4,496,830)	(1,182,730)

CASH FLOWS FROM FINANCING
ACTIVITIES
Subscription receivable	-	2,300	-	8,550
Issuance of shares for cash	1,253,408	1,022,287	1,634,234	1,028,536

Net cash provided by financing activities	1,253,408	1,024,587	1,634,234	1,037,086

Net change in cash during the period	(2,577,959)	(46,861)	(4,361,239)	(1,030,498)

Cash and cash equivalents, beginning of period	12,164,696	3,763,070	13,947,976	4,746,707

Cash and cash equivalents, end of period	$9,586,737	$3,716,209	$9,586,737	$3,716,209

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Number of			Contributed
	Shares	Price	Amount	Surplus	Deficit	Total
Balance at April 30, 2005	37,610,540		$16,399,309	$606,495	$(10,007,633)	$6,998,171

Issued for:
Private placement (Note 5 (c))	12,977,500	$0.80-	11,182,000	-	-	11,182,000
		1.00
Finder’s fee (Note 5 (c))	402,741	0.80	322,193	-	-	322,193
Less: Share issue costs (Note 5 (c))	-	-	(1,536,806)	-	-	(1,536,806)
Property acquisition (Note 5 (g))	400,000	0.76-0.90	317,000	-	-	317,000
Exercise of agent’s options and stock	2,363,874	0.25-0.85	1,886,491	-	-	1,886,491
options (Note 5 (d))
Exercise of agent’s warrants (Note 5 (e))	438,418	0.50-0.75	280,688	-	-	280,688
Exercise of warrants (Note 5 (f))	4,162,972	0.30-1.25	1,792,299	-	-	1,792,299
Stock-based compensation for the year	-	-	-	1,335,620	-	1,335,620
Less: fair market value of stock options	-	-	-	(754,112)	-	(754,112)
exercised (Note 5 (d))
Tax benefit renounced to flow-through share	-	-	(1,508,120)	-	-	(1,508,120)
subscribers
Loss for the year	-	-	-	-	(2,175,473)	(2,175,473)

Balance at April 30, 2006	58,356,045	-	29,135,054	1,188,003	(12,183,106)	18,139,951
Issued for:

Property acquisition (Note 5 (j))	120,000	0.25-1.27	221,400	-	-	221,400
Exercise of agent’s options and stock
options (Note 5 (h))	855,183	0.23-1.00	620,636	-	-	620,636
Exercise of agent’s warrants (Note 5 (i))	56,529	0.75-1.25	59,465			59,465
Exercise of warrants (Note 5 (i))	1,338,415	0.75-1.25	1,207,742	-	-	1,207,742
Stock-based compensation for the period	-	-	-	1,294,326	-	1,294,326
Less: fair market value of stock options
exercised (Note 5 (h))	-	-	-	(253,609)	-	(253,609)
Loss for the period	-	-	-	-	(2,333,097)	(2,333,097)

Balance at October 31, 2006	60,726,172		$31,244,297	$2,228,720	$(14,516,203)	$18,956,814

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate Guaranteed Investment Certificates. Interest earned is recognized immediately in operations.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

Equipment

Equipment is recorded at cost. The equipment noted below is amortized over its useful lives using the following rates and methods:

Computer equipment	30%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value in the period of the abandonment.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Flow-through shares

Canadian tax legislation permits a company to issue flow-though shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as recovery of income taxes in the statement of operations.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

3.	EQUIPMENT

	October 31, 2006			April 30, 2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture and fixtures	$60,514	$7,890	$52,624	$60,514	$1,990	$58,524
Computer equipment	36,917	8,334	28,583	16,202	5,688	10,514
Exploration equipment	61,915	11,469	50,446	61,915	4,584	57,331

	$159,346	$27,693	$131,653	$138,631	$12,262	$126,369

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

4.	MINERAL PROPERTIES

	Golden	Moran	Otter / Portage		Southern	Glenwood	Wings	Beigou
	Promise	Lake	Lake	Sinbad	Golden	Break	Point -Titan	Gold	Other
	Property	Property	Properties	claims	Promise	Property	Property	Property	Properties	Total

Balance at April 30, 2005	$-	$598,500	$-	$-	$536,289	$785,163	$392,409	$171,444	$-	$2,483,805
	-
Drilling and trenching	-	323,008	-	-	37,929	32,349	-	-	55,046	448,332
Geology	-	541,753	400	8,597	145,301	73,089	10,872	41,410	7,504	828,926
Geophysics	-	1,085,376	-	-	98,112	3,562	-	-	-	1,187,050
Administration	-	152,555	-	-	36,148	4,188	2,463	17,081	561	212,996
Technical analysis	-	87,725	-	-	110,393	22,438	104	-	664	221,324
Acquisition costs	-	290,000	70,000	4,125	82,000	-	-	-	-	446,125
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
Total expenditures for the year	-	2,214,117	70,400	12,722	487,733	98,933	(17,887)	58,491	29,876	2,954,385
Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(29,876)	(1,518,429)

Balance at April 30, 2006	$-	$2,812,617	$70,400	$12,722	$1,024,022	$-	$-	$-	$-	$3,919,761

Drilling and trenching	290,000	1,617,736	94,698	-	339,377	-	-	-	-	2,341,811
Geology	26,729	1,047,087	34,741	3,127	57,089	-	-	-	-	1,168,773
Geophysics	-	1,260,899	62,900	-	11,975	-	-	-	-	1,335,774
Administration	25,270	135,756	7,765	-	23,911	-	-	-	-	192,702
Technical analysis	6,146	184,243	8,261	-	17,933	-	-	-	-	216,583
Acquisition costs	110,400	-	-	-	223,500	-	-	-	-	333,900
Total expenditures for the period	458,545	4,245,721	208,365	3,127	673,785	-	-	-	-	5,589,543
Write-off of mineral properties	-	-	-	-	-	-	-	-	-	-

Balance at October 31, 2006	$458,545	$7,058,338	$278,765	$15,849	$1,697,807	$-	$-	$-	$-	$9,509,304

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at October 31, 2006:

	Golden	Moran	Otter / Portage		Southern	Glenwood	Wings	Beigou
	Promise	Lake	Lake	Sinbad	Golden	Break	Point -Titan	Gold	Other
	Property	Property	Properties	claims	Promise	Property	Property	Property	Properties	Total

Drilling and trenching	$290,000	$1,940,742	$94,698	$-	$390,382	$84,061	$126,550	$-	$57,054	$2,983,487
Geology	26,729	1,782,085	35,141	11,724	427,336	350,739	144,147	105,883	49,833	2,933,617
Geophysics	-	2,429,412	62,900	-	257,382	272,920	5,118	-	11,154	3,038,886
Administration	25,270	308,512	7,765	-	85,568	54,694	35,842	40,386	5,224	563,261
Technical analysis	6,146	313,887	8,261	-	203,789	108,375	34,831	304	22,396	697,989
Acquisition costs	110,400	550,000	70,000	4,125	355,500	50,000	59,360	83,362	107,102	1,389,849
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(218,864)	(1,707,417)

Balance at October 31, 2006	$458,545	$7,058,338	$278,765	$15,849	$1,697,807	$-	$-	$-	$-	$9,509,304

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

A)	Golden Promise Property

On May 2, 2006, the Company entered into an option agreement with Rubicon Minerals Corporation (“Rubicon”) to earn a 60% interest in the Golden Promise Property. The option agreement calls for:

i)	Issuing common shares:

	Number of shares
Within 5 days of the execution date of the
agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii)	Incurring a total of $4,000,000 in exploration expenditures:

Amount
On or before May 1, 2007 (as a firm and	$750,000[1]
binding commitment)
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
$4,000,000

1As at October 31, 2006, the Company incurred $348,145 in exploration expenditures, paid $85,000 in cash, and issued 25,000 common shares at a value of $25,400 for acquisition costs.

iii)	Maintain all underlying agreements on the property (outlined below):

a)

On June 14, 2004, Rubicon entered into an agreement with Stephen Courtney and Newfoundland and Labrador Minerals Ltd. (“Vendors”) for an option to acquire a 100% interest in the Otter Brook Property, subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Vendors at any time for $1,000,000. Rubicon has a right of first refusal on the remaining 1% NSR.

The following cash payments will be made to the Vendors:

	Amount
Within 10 days of agreement acceptance date	$5,000	Paid by Rubicon
On or before June 14, 2005	5,000	Paid by Rubicon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$35,000

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

b)

On May 22, 2002 Rubicon entered into an agreement with William Mercer (“Owner”) for an option to acquire a 100% interest in 3 mineral licences (the Golden Promise Property), subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1% NSR.

The following cash payments will be made to the Owner:

	Amount
Upon execution of the agreement (after		Paid by Rubicon
regulatory approval)	$15,000
On or before June 1, 2003	40,000	Paid by Rubicon
On or before June 1, 2004	50,000	Paid by Rubicon
On or before June 1, 2005	50,000	Paid by Rubicon
On or before June 1, 2006	75,000	Paid by the Company
	$230,000

Issuing common shares:

	Number of shares
Upon execution of the agreement (after
regulatory approval)	-
On or before June 1, 2003	20,000	Issued by Rubicon
On or before June 1, 2004	30,000	Issued by Rubicon
On or before June 1, 2005	50,000	Issued by Rubicon
	100,000

During the six months ended October 31, 2006, the Company advanced $307,000 to Rubicon for exploration activities. At October 31, 2006, Rubicon had incurred $346,545 in exploration costs and as such the Company owed Rubicon $39,545.

The Company expects to meet the May 1, 2007 exploration requirements set out in the above table.

B)	Moran Lake Property

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

The amended and restated agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement (original)	$25,000	(Paid October 2004 )
Within 5 business days of the approval date (original
agreement)	50,000	(Paid November 2004 )
Upon signing of the amended and restated agreement	25,000	(Paid March 2005 )
On or before November 10, 2005	100,000	(Paid November 2005 )
On or before November 10, 2006	100,000	(Paid November 2006 )
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000
	$575,000

ii)	Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004 )
Upon acceptance by the TSX Venture Exchange
(amended agreement)	100,000	(Issued March 2005 )
Upon the approval date of the original agreement	250,000	(Issued December 2004 )
Second year share payment	250,000	(Issued October 2005 )
Third year share payment	250,000	(Issued November 2006 )
Fourth year share payment	250,000
Fifth year share payment	250,000
	1,600,000

iii)	Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$100,000	(Requirement met)
On or before November 10, 2006	300,000	(Requirement met)
On or before November 10, 2007	500,000	(Requirement met)
On or before November 10, 2008	800,000	(Requirement met)
On or before November 10, 2009	1,300,000	(Requirement met)
	$3,000,000

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at October 31, 2006, the Company incurred $6,774,638 in exploration expenditures, paid $200,000 in cash, and issued 850,000 common shares at a value of $350,000 for acquisition costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

C)	Otter / Portage Lake Properties

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005 )
On or before December 2, 2006	30,000	(Paid in December 2006 )
On or before December 2, 2007	35,000
On or before December 2, 2008	35,000
	$125,000

ii)	Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006 )
On or before December 2, 2006	75,000	(Issued in December 2006 )
On or before December 2, 2007	100,000
	225,000

iii)	Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000
	$600,000

As at October 31, 2006, the Company incurred $208,756 in exploration expenditures, paid $25,000 in cash, and issued 50,000 common shares at a value of $45,000 for acquisition costs.

D)	Sinbad claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

E)	Southern Golden Promise, Glenwood Break, Wings Point-Titan Properties

During February 2003, the Company entered into three separate option-JV agreements with Rubicon Minerals Corporation (“Rubicon”) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break. The Company was able to earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000 during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling.

On September 7 and September 22, 2005, the Company elected to terminate its options on the Wings Point-Titan property and the Glenwood Break property, respectively, and returned the properties to Rubicon Minerals Corporation. As a result, the Company has no further obligations and the related mineral properties costs of $1,258,618 were written-off in the second quarter of 2006.

At October 31, 2006, the Company incurred $1,364,457 in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the Southern Golden Promise Property.

During the six months ended October 31, 2006, the Company advanced $370,000 to Rubicon for exploration costs and at October 31, 2006, Rubicon had spent $266,745, leaving $103,255 to be spent in the subsequent period.

F)	Beigou Gold Property

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over the five year period as the Company makes the exploration expenditures in the joint venture agreement. As at January 31, 2006, the Company incurred $146,573 in exploration expenditures and paid $18,758 of finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006 and the Company has no further obligations in respect to this property.

G)	Other Properties Written off

North Paul’s Pond Gold Property

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul’s Pond Gold Property in North-Central Newfoundland. On June 22, 2005, the Company terminated its option on the North Paul’s Pond Gold property and as a result has no further obligations. The related costs of $109,878 were written-off in the year ended April 30, 2005 and an additional $63,775 was written-off in the first quarter of 2006.

$33,899 was received for the North Paul’s Pond property in the third quarter of 2006. This was from the Newfoundland Government in regards to the mineral incentive program. As a result the amount of $173,653 originally written off was decreased to $139,754.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

(a)

On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit was comprised of one common share and one non- transferable share purchase warrant. The warrant entitled the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contained a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeded $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provided written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement. As of April 30, 2006, all the warrants associated with this private placement were exercised (Note 5 (f)).

(b)

On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit was comprised of one common share and one half of one transferable share purchase warrant. The Agent was also issued 562,222 compensation options equal to 10% of the number of units sold. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totaling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Each compensation option entitles the agent to acquire one unit of the Company at a price of $0.50 per unit for a period of two years. Share issue costs of $273,561 were incurred in relation to this private placement. As of October 31, 2006, 95,433 of the regular agent’s warrants, 348,578 of the agent’s compensation options, 172,878 of the agent’s warrants on the compensation options, and 1,131,387 of the regular warrants were exercised (Note 5 (d – f, h & i)).

(c)

On November 3, 2005 the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one- half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005. Share issue costs of $1,536,806 were incurred in relation to this private placement. As of October 31, 2006, 34,136 of the agent’s warrants, 407,861 of the regular warrants and 859,329 agent’s options were exercised (Notes 5 (d –f, h & i)).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(d)

During the year ended April 30, 2006, 151,150 agent’s options and 1,027,500 stock options at a price of $0.25 per share, 50,000 stock options at a price of $0.28 per share, 346,356 agent’s options at a price of $0.50, 738,868 agent’s options at a price of $0.85, and 50,000 stock options at a price of $0.45 were all exercised for total gross proceeds of $1,132,379 ($754,112, representing the fair market value of the stock options, agent’s options, and broker’s warrants exercised was allocated to capital stock).

(e)

During the year ended April 30, 2006, 245,918 agent’s warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $184,439 and 192,500 agent’s warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

(f)

During the year ended April 30, 2006, 1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, 1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share were exercised for total gross proceeds of $1,792,299.

(g)

During the year ended April 30, 2006, 100,000 common shares valued at $0.82 per share were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $0.76 per share were issued for acquisition costs associated with the Moran Lake property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake properties.

(h)

During the six months ended October 31, 2006, 200,000 stock options at a price of $0.23 per share, 252,500 stock options at a price of $0.25 per share, 10,000 stock options at a price of $0.28 per share, 200,000 stock options at a price of $0.45, 20,000 stock options at a price of $0.58 per share, 50,000 stock options at a price of $1.00 per share, 2,222 agent’s options at a price of $0.50 per share and 120,461 agent’s options at a price of $0.85 were all exercised for total gross proceeds of $620,636 ($253,609 representing the fair market value of the stock options and agent’s options exercised was allocated to capital stock).

(i)

During the six months ended October 31, 2006, 62,500 shares at a price of $1.25 per share were returned to treasury and 930,554 warrants at $0.75 per share, 470,361 warrants at $1.25 per share, 22,393 agent’s warrants at $0.75 per share, and 34,136 agent’s warrants at $1.25 were exercised for total gross proceeds of $1,267,207.

(j)

During the six months ended October 31, 2006, 20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property and 100,000 common shares valued at $1.96 per share were issued for acquisition costs associated with the Southern Golden Promise property.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share purchase warrants

At October 31, 2006, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

1,679,723	$0.75	March 15, 2007
1,411	$0.75	March 15, 2007(1)
2,000,000	$1.75	November 3, 2007(2)
3,998,750	$1.25	November 3, 2007(2)
167,234	$1.25	November 3, 2007(3)
7,847,118

(1)	These warrants were granted with the compensation options to the broker on completion of the private placement on March 15, 2005 (Note 5 (b)).

(2)	These warrants were granted in connection with the private placement on November 3, 2005 (Note 5(c)).

(3)	These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 5 (c)).

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers at exercise prices to be determined by the Board but not less than the closing market price on the date preceding the grant less a 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at October 31, 2006 and April 30, 2006 and changes during the periods then ended.

	October 31, 2006		April 30, 2006
		Weighted		Weighted
	Number	Average	Number	Average
	of options	Exercise Price	of options	Exercise Price

Outstanding, beginning of period	6,364,748	$0.68	4,774,622	$0.34
Exercised	(855,183)	0.43	(2,363,874)	0.48
Cancelled or expired	(400,000)	0.76	(393,750)	0.33
Granted	2,650,000	1.34	4,347,750	0.91

Outstanding, end of period	7,759,565	$0.92	6,364,748	$0.68

Currently exercisable	2,620,000	$0.64

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options, (cont’d)

At October 31, 2006, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
100,000	0.25	November 1, 2006
213,644	0.50	March 15, 2007*
438,421	0.85	November 2, 2007**
350,000	0.25	February 18, 2008
25,000	0.25	June 19, 2008
75,000	0.25	January 21, 2009
50,000	0.25	February 17, 2009
37,500	0.25	March 8, 2009
50,000	0.25	June 17, 2009
65,000	0.28	December 1, 2009
100,000	0.28	December 3, 2009
25,000	0.28	January 1, 2010
900,000	0.45	February 4, 2010
50,000	0.45	April 20, 2010
100,000	0.45	June 14, 2010
100,000	0.45	September 14, 2010
130,000	0.58	September 19, 2010
150,000	0.68	September 26, 2010
200,000	0.64	November 14, 2010
100,000	0.90	January 3, 2011
200,000	0.90	January 5, 2011
1,100,000	1.00	January 18, 2011
100,000	1.32	April 18, 2011
450,000	1.32	April 24, 2011
1,450,000	1.32	May 1, 2011
100,000	1.32	May 10, 2011
450,000	1.32	May 24, 2011
200,000	1.32	July 1, 2011
300,000	1.43	August 21, 2011
100,000	1.43	September 21, 2011
50,000	1.56	October 1, 2011
7,759,565

* 562,222 compensation options were issued to the broker in connection with the completion of the private placement on March 15, 2005. Each compensation option is exercisable into a unit of the Company at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Note 5(b)).

** 1,297,750 compensation options were issued to the broker in connection with the completion of the private placement on November 3, 2005. Each compensation option is exercisable into a unit of the Company at a price of $0.85 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Notes 5(c & h)).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options released in the six months ended October 31, 2006 totaled $1,294,326. The weighted average fair value of options granted in the period was $1.34 (October 31, 2005 - $0.57) .

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the periods:

	October 31,	October 31,
	2006	2005

Risk-free interest rate	3.95%	2.85%
Expected life of options	5 years	5 years
Annualized volatility	154%	130%
Dividend rate	0%	0%

Escrow shares

140,625 shares were released from escrow on September 15, 2006, leaving a total of 140,625 (April 30, 2006 – 281,250) shares held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange. The performance conditions state that the shares may be released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure. If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

6.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the six months ended October 31,	2006	2005
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

The following were significant non-cash investing and financing transactions during the period ended October 31, 2006:

(a)	The Company recognized fair market value of $253,609 in respect of stock options and agent’s options and warrants exercised (Note 5 (h)).

(b)	The Company issued a total of 120,000 common shares at a value of $221,400 for property acquisitions (Note 5 (j)).

(c)	Included in accounts payable were $978,344 related to deferred exploration costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

6.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The following were significant non-cash investing and financing transactions during the period ended October 31, 2005:

(a)	The Company recognized fair market value of $204,412 in respect of stock options and agent’s options exercised (Note 5 (l)).

(b)	The Company issued a total of 350,000 common shares at a value of $75,000 for property acquisitions (Note 5 (o)).

7.	RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the six months ended October 31, 2006, the Company accrued management fees of $10,000 (2005 - $6,000) from a public Company with directors in common. At October 31, 2006, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the six months ended October 31, 2006, the Company incurred management fees of $20,000 (2005 – $112,500) to a director. At October 31, 2006, $Nil (April 30, 2006 - $Nil) was owed.

During the six months ended October 31, 2006, the Company incurred directors’ fees of $24,000 (2005 - $27,000), to non-executive directors. At October 31, 2006, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the six months ended October 31, 2006, the Company incurred accounting fees of $Nil (2005 - $41,459) to a private company controlled by a director. At October 31, 2006, $Nil (April 30, 2006 - $2,536) was owed.

During the six months ended October 31, 2006, the Company incurred legal fees of $25,882 (2005 – $8,183) to a company that a director is a partner of. At October 31, 2006, $7,157 (April 30, 2006 - $Nil) was owed to this party.

As at October 31, 2006 $Nil (April 30, 2006 - $4,167) was owed from a director for management fees.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

8.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties in North America.

9.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2006
(Unaudited)

10.	SUBSEQUENT EVENTS

Subsequent to October 31, 2006, 75,000 stock options at an exercise price of $0.58 were cancelled, 100,000 stock options at an exercise price of $0.25 per share, 55,000 stock options at an exercise price of $0.58 per share, 25,000 stock options at $0.90 per share, 75,000 stock options at $1.32 per share, 60,772 agent’s options at an exercise price of $0.50 per share and 100,000 agent’s options at an exercise price of $0.85 per share were exercised for total proceeds of $293,786.

Subsequent to October 31, 2006, 30,386 agent’s warrants were issued and exercised at an exercise price of $0.75 per share, 44,540 agent’s warrants at an exercise price of $1.25, 94,444 warrants at an exercise price of $0.75 per share, 417,500 warrants at an exercise price of $1.25 per share, 62,500 warrants at an exercise price of $1.75 were exercised for total proceeds of $780,548.

On November 2, 2006, 250,000 shares were issued in connection with the acquisition costs associated with the Moran Lake property.